Mutual Fund series trust

December 29, 2016

VIA ELECTRONIC TRANSMISSION

James O’Connor

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust (the “Trust”), File No. 333-215002

Dear Mr. O’Connor:

On December 9, 2016 the Trust submitted, via electronic filing, an information statement/prospectus under the Securities Act of 1933 on Form N-14 (“N-14”) in connection with the planned reorganization of the Catalyst Hedged Insider Buying Fund into the Catalyst Insider Long/Short Fund, each a series of the Trust. On December 29, 2016 the Registrant filed Pre-Effective Amendment No. 1 to the N-14 (the “Amendment”). We hereby request that the Commission accelerate the effective date of the Amendment to December 30, 2016, or the earliest practicable date thereafter. Absent acceleration, the Amendment would become effective on January 28, 2017.

If you have any questions concerning this request please contact Emily Little at (614) 469-3264.

Mutual Fund Series Trust	Northern Lights Distributors, LLC

By: /s/ Jerry Szilagyi	By: /s/ William Strait
Name: Jerry Szilagyi	Name: William Strait
Title: President	Title: General Counsel